Exhibit 99.11


FOR IMMEDIATE RELEASE
October 24, 2005


               A. SCHULMAN AND BARINGTON GROUP ANNOUNCE AGREEMENT
               --------------------------------------------------

      AKRON, Ohio and NEW YORK, New York - October 24, 2005 - A. Schulman Inc. (the "Company") (Nasdaq: SHLM) and a group of investors led by Barington Capital Group, L.P. (the "Barington Group") that has reported beneficial ownership of approximately 8.8% of the Company's outstanding shares, announced today that they have reached an agreement that will avoid a proxy contest at the Company's 2005 Annual Meeting of Stockholders.

      Under the terms of the Agreement, the Barington Group has withdrawn its notice of intent to nominate persons for election as directors at the Company's 2005 Annual Meeting and has agreed to abide by certain standstill provisions until the Company's 2007 Annual Meeting.

      The Agreement also provides that the Company will consummate a self-tender offer to repurchase 8,750,000 shares of the Company's common stock at a price of no less than $20 per share. The tender offer is intended to be completed by December 20, 2005. In the event that the Company does not complete the tender offer by April 30, 2006, the standstill provisions applicable to the Barington Group will terminate.

      In addition, the Board of Directors of the Company has authorized an increase in the size of the Board to 12 directors from its current 10. James A. Mitarotonda, the Chairman, President and Chief Executive Officer of Barington Capital Group, has been appointed as a director and a member of the Executive Committee of the Board, to serve until the Company's 2007 Annual Meeting. An additional new director, reasonably acceptable to the Company and the Barington Group, will also be appointed to the Board within 30 days of the date of the Agreement to serve until the Company's 2008 Annual Meeting.

      The Company has also agreed to work together with representatives of the Barington Group to create a plan (the "Business Plan") to improve the Company's operations and

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profitability. Upon completion, the Company intends to issue a press release disclosing a summary of the material terms of the Business Plan.

      Furthermore, the Company has agreed to implement a number of corporate governance improvements, including

      o     establishing a lead independent director;

      o implementing a regular evaluation of the Company's rights agreement by the Board's independent directors; and

      o submitting for the approval of the Company's stockholders at the 2005 Annual Meeting an amendment to the Company's charter that would remove a supermajority voting provision relating to certain business combination and other transactions.

      Finally, the Company has retained Credit Suisse First Boston to act as financial advisor to the Board and provide regular updates concerning expressions of interest by third parties.

      Terry L. Haines, President and Chief Executive Officer of the Company, stated, "The Board of Directors believes the agreement with Barington serves the best interests of the Company and its stockholders. We welcome Mr. Mitarotonda to our Board and look forward to working with him and Barington as we continue our improvements in the operations and financial performance of the Company."

      James A. Mitarotonda, the Chairman, President and Chief Executive Officer of Barington, stated "We are pleased by this Agreement which we believe provides significant value for the stockholders of A. Schulman. We appreciate the commitment of the Board to make changes to improve the Company's operations, profitability and corporate governance. I look forward to working constructively with the Company's other directors over the next two years to continue to create additional value for the stockholders of the Company."

                                    * * * * *

About A. Schulman Inc.
----------------------

      Headquartered in Akron, Ohio, A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are used in a variety of consumer, industrial, automotive and packaging applications. The Company employs about 2,400 people and has 14 manufacturing facilities in North America, Europe and the Asia-Pacific region. Revenues for the fiscal year ended August 31, 2004 were a record $1.24 billion. Additional information about A. Schulman can be found at www.aschulman.com.

About Barington Capital Group, L.P.
-----------------------------------

      Barington Capital Group, L.P. is an investment management firm that primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value.

Forward-Looking Statements
--------------------------

      Certain statements in this release may constitute forward-looking statements within the meaning of the Federal securities laws. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use such words as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These forward-looking statements are based on currently available information, but are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, which are difficult to predict and are beyond the control of the Company. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect the Company's future financial performance, include, but are not limited to, the following:

o Worldwide and regional economic, business and political conditions, including continuing economic uncertainties in some or all of the Company's major product markets;

o Fluctuations in the value of currencies in major areas where the Company operates, including the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar, Mexican peso, Chinese yuan and Indonesian rupiah;

o Fluctuations in the prices of sources of energy or plastic resins and other raw materials;

o     Changes in customer demand and requirements;

o     Escalation in the cost of providing employee health care; and

o     The outcome of any legal claims known or unknown.

      The risks and uncertainties identified above are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company or that it believes to be immaterial also may adversely affect the Company. Should any known or unknown risks or uncertainties develop into actual events, or underlying assumptions prove inaccurate, these developments could have material adverse effects on the Company's business, financial condition and results of operations.

      This release contains time-sensitive information that reflects management's best analysis only as of the date of this release. A. Schulman does not undertake an obligation to publicly update or revise any forward-looking statements to reflect new events, information or circumstances, or otherwise. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in A. Schulman's periodic filings with the Securities and Exchange Commission.

Media Contacts
--------------

   A. Schulman, Inc.
   -----------------

   Rick Nelson
   Dix & Eaton
   (216) 241-4619

   The Barington Group
   -------------------

   Andrew Merrill
   Edelman
   (212) 704-4559


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